Mail Stop 4561

September 4, 2007

Mr. Donald E. Klumb
Chief Financial Officer and Treasurer
The Management Network Group, Inc.
7300 College Boulevard
Overland Park, KS 66210

      Re: **The Management Network Group, Inc.**
              Form 10-K for the fiscal year ended December 30, 2006
              File No. 000-27617

Dear Mr. Klumb:

We have reviewed your response letter dated August 28, 2007 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 30, 2006

Item 8. Financial Statements and Supplementary Data

20. Subsequent Event, page 75

1. We noted your response to prior comment 1. Please explain to us in detail how the contingent consideration is calculated and how you determined the amount that was unlikely to be paid. Furthermore, please explain to us why you have not

included the $0.5 million of transaction costs as part of the purchase price in your investment test.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or me at (202) 551-3629 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief